NR09-15	June 10, 2009

International Tower Hill Mines Livengood Gold Project, Alaska

Summer Drilling Program Commences

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the start of the summer drilling program and outline of its second half 2009 program at its Livengood Gold Project, near Fairbanks, Alaska (Figure 1).

  June 1, 2009:  Summer drilling program has commenced and is scheduled to complete at least 35,000 metres of reverse circulation and diamond drilling over 5 months, utilizing 3 reverse circulation drill rigs and one deep hole core rig.  The initial focus of the program will be the higher grade +1 g/t gold zone of the system.  The program will also include a series of deep holes testing for deposit extension at depths of 300 – 600 metres below known mineralized gold deposit.  The Company will provide monthly drill result updates.
  June, 2009:  Completion of updated 43-101 resource estimate, which will include the results of the Winter 2009 drilling (~10,000 metres) representing 35 holes (all of which except one intercepted significant widths of greater than 0.8 g/t gold).
  July, 2009:  Anticipated completion of independent 43-101 Preliminary Economic Assessment of the Livengood deposit, based on the June, 2009 resource update.
  August, 2009:  Anticipated receipt of first deep hole results.
  September, 2009:  Anticipated receipt of initial results from New Discovery target testing.  A total of four new discovery targets are planned to be drill tested, all of which are within the main 12.5 kilometre Livengood gold anomaly.  In addition, first pass surface exploration will be conducted on other district scale targets along trend to the north-east.
  October, 2009:  Updated 43-101 resource estimate, including the results of the bulk of the Summer 2009 drill program (~25,000 metres) and the results of the ongoing metallurgical testing and the deep drilling.
  November, 2009:  Planned end of Summer 2009 drill program.
  December, 2009:  Anticipated receipt of permitting path summary from ongoing Alaska Large Mine Permitting program.
  January-February, 2010:  Anticipated receipt of final 2009 year end resource update (including all Summer 2009 drilling results) and commencement of Winter 2010 drilling program.

A 3D image of the Livengood drill information can be viewed at:

http://www.corebox.net/properties/livengood/.

Figure 1:  Livengood western area map illustrating the 2009 exploration/drilling focus areas.

Livengood Project Highlights

  The new resource estimate (January, 2009), for the Livengood Deposit makes it one of the largest new gold discoveries made globally over the past decade, with 128.6 M/t at an average grade of 0.83 g/t (3.41M ounces gold) and inferred resource of 142.1 M/t at an average grade of 0.74 g/t (3.39M ounces gold), based on a cut off grade of 0.50 g/t gold.
  Numerous holes on the edge of the current drill pattern and holes drilled as significant step outs (several hundred metres) have returned thick +1 g/t gold intervals -- indicating significant expansion potential for the higher-grade Core Zone of the deposit to the northeast, southwest and south.
  Many of the holes completed in the second half of 2008 ended in significant mineralization, outlining the good potential for expanding the deposit at depth.
  The current drilling at Livengood only covers about 2 square kilometres of the Main Gold Target, which is approximately 12 square kilometres in area, offering excellent district scale exploration potential.
  Ongoing metallurgical studies continue to support the deposit’s potential for heap leach gold recovery.  Initial test work suggests that enhanced recoveries might be achieved with milling, and these results are now being followed up with a series of milling tests.
  The geometry of the currently defined shallowly dipping, outcropping mineralized zone suggests a low strip, open pit mining potential.
  The project has a favourable logistical location and no major permitting hurdles have been identified to date.

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliot Highway and the Trans Alaska Pipeline Corridor; and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

Project Background

ITH controls 100% of its 44 square kilometre Livengood land package, which is comprised primarily of fee land leased from the Alaska Mental Health Trust together with a number of smaller private mineral leases.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drilling program marked the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major exploration program to define what it anticipates is one of the world’s larger new gold deposits.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, anticipated completion of a preliminary economic assessment, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43 101 Standards of Disclosure of Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.